Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
FAX: (12) 310-8007
November 9, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. St. NE
Washington, D.C. 20549
Attn: Mr. Larry Spirgel and Mr. Reid Hooper

Re:	Archipelago Learning, Inc. Registration Statement on Form S-1 File No. 333-161717
Dear Sirs:
     On behalf of our client, Archipelago Learning, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”) of the Company (File No. 333-161717), together with exhibits thereto.
     Set forth below in bold is a summary of the Staff’s oral comment to the Company on November 5, 2009. Immediately following the Staff’s comment is the Company’s response to the comment, including a cross-reference to the location in the Amendment of changes made in response to the Staff’s comment.
1.	Please include a discussion of the methodologies used to determine the fair value of the common stock and a discussion of the significant factors contributing to the differences in valuation between the January 2009 equity compensation grant and the initial public offering price.
     The Company has revised the disclosure in response to the Staff’s comment. See pages 55-57.
     We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as possible. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8971.
Sincerely,
/s/ Alexander D. Lynch
Alexander D. Lynch